EXHIBIT 99.11
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[LOGO - VERMILION ENERGY TRUST]



                             VERMILION ENERGY TRUST

                            PROXY AUTHORIZATION FORM

                           FOR HOLDERS OF TRUST UNITS

                  THIS PROXY AUTHORIZATION FORM IS SOLICITED BY
                   THE MANAGEMENT OF VERMILION RESOURCES LTD.
             FOR THE ANNUAL AND SPECIAL MEETING OF TRUST UNITHOLDERS
                           TO BE HELD ON MAY 18, 2004.


     The undersigned trust unitholder of Vermilion Energy Trust (the "Trust") hereby appoints Lorenzo Donadeo of Calgary, Alberta, or failing him, Curtis Hicks of Calgary, Alberta, with full power of substitution, or instead of either of them, _______________________________________, as proxyholder for and on behalf of the undersigned, to attend, act, and vote all of the trust units of the Trust which the undersigned may be entitled to vote at the annual and special meeting of trust unitholders of the Trust (the "Meeting") to be held on May 18, 2004, and at any adjournment thereof, with all the powers which the undersigned could exercise if personally present. A TRUST UNITHOLDER HAS THE RIGHT TO APPOINT A PERSON TO ATTEND AND ACT ON HIS BEHALF AT THE MEETING OTHER THAN ANY OF THE PERSONS DESIGNATED IN THIS PROXY AUTHORIZATION FORM. This right may be exercised by inserting such other person's name in the blank space provided for that purpose above or by completing another proper form of proxy authorization form.

     Without limiting the general powers conferred by this form of proxy authorization form, the undersigned hereby revokes any proxy previously given and directs the person named above as proxyholder to vote at the Meeting and at any adjournment thereof, the trust units represented by this proxy authorization form as follows:

1. On the resolution appointing Deloitte & Touche LLP as auditors of the Trust for a term expiring at the close of the next annual meeting of the unitholders of the Trust.

     To VOTE FOR [_]  or  WITHOLD VOTE [_]

     (AND, IF NO SPECIFICATION IS MADE, TO VOTE FOR)

2. On the resolution electing the directors of Vermilion Resources Ltd. to hold office until the next annual meeting of unitholders or until their successors are elected or appointed.

     To VOTE FOR [_]  or  WITHOLD VOTE [_]

     (AND, IF NO SPECIFICATION IS MADE, TO VOTE FOR)

3. On the resolution approving of the issuance of up to 6,775,000 Trust Units by the Trust pursuant to Vermilion Resources Ltd.'s Trust Unit Rights Incentive Plan.

     To VOTE FOR [_]  or  WITHOLD VOTE [_]

     (AND, IF NO SPECIFICATION IS MADE, TO VOTE FOR)

4. In the discretion of the proxyholder in respect of any amendments or variation to matters identified in the Notice of Annual and Special Meeting included within the Proxy Statement and Information Circular of the Trust dated April 15, 2004 (the "Proxy Statement and Information Circular") and on all other matters that may properly come before the Meeting or any adjournment thereof.

     The full text of the resolution referred to in Item 3 is set forth in Schedule "A" to the Proxy Statement and Information Circular.

The trust units represented by this proxy authorization form will be voted in the manner directed herein by the undersigned on any ballot that may be called for. IF NO DIRECTION IS GIVEN, THE TRUST UNITS REPRESENTED BY THIS PROXY AUTHORIZATION FORM WILL BE VOTED "FOR" ITEMS 1, 2 AND 3 ABOVE. IF ANY OTHER BUSINESS OR AMENDMENTS OR VARIATIONS TO THE MATTERS IDENTIFIED IN THE NOTICE OF ANNUAL AND SPECIAL MEETING INCLUDED WITH THE PROXY STATEMENT AND INFORMATION CIRCULAR PROPERLY COME BEFORE THE MEETING, THEN DISCRETIONARY AUTHORITY IS CONFERRED UPON THE PERSON APPOINTED IN THIS PROXY AUTHORIZATION FORM IN THE MANNER THAT SUCH PERSON SEES FIT. The undersigned hereby agrees to ratify and confirm all that such proxyholder may do by virtue hereof. The undersigned hereby acknowledges receipt of the Notice of Annual and Special Meeting and the Proxy Statement and Information Circular.

Dated __________________              __________________________________________
                                      Signature of Holder

                                      __________________________________________
                                      Name (please print) of Holder

                                      __________________________________________
                                      Name (please print) of Authorized Officer


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Instructions:

1. In order for this proxy authorization form to be effective, this proxy authorization form must be executed by the holder of trust units or the attorney of such person authorized in writing or, if the holder of trust units is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, the label accompanying this proxy authorization form must be affixed and this proxy authorization form must be forwarded in the enclosed self-addressed envelope or by facsimile at 1-866-249-7775 or 416-263-9524 or by such other method of delivery as is noted on the label form attached to this proxy authorization form (if applicable) to be received no later than 3:00 p.m. (Toronto time) on May 14, 2004 or, if the Meeting is adjourned, by 3:00 p.m. (Toronto time) on the second business day prior to the date of the adjourned Meeting, or any further adjournment thereof. If the date is not inserted in the blank space provided above, this proxy authorization form shall be deemed to be dated on the day on which it is mailed by the Trust with the Proxy Statement and Information Circular.

2. The signature of the holder of trust units should be exactly the same as the name appearing on the label to be affixed to this proxy authorization form.

3. Persons signing as executors, administrators, trustees, etc. should so indicate. If the holder of trust units is a corporation, its corporate seal must be affixed or this proxy authorization form must be signed by an officer or attorney thereof duly authorized.





PLEASE MARK, DATE AND SIGN THIS PROXY AUTHORIZATION FORM AND PROMPTLY RETURN IT USING THE ENCLOSED ENVELOPE.